Exhibit 99.1

SILVERCORP METALS INC. ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION

Vancouver, British Columbia (December 13, 2010) - Silvercorp Metals Inc. (TSX:SVM)(NYSE:SVM) (“Silvercorp” or the “Corporation”) announces that further to its bought deal financing (the “Offering”) announced on December 6, 2010, the syndicate of underwriters led by CIBC and BMO Capital Markets and including Raymond James Ltd., UBS Securities Canada Inc. and Salman Partners Inc. (the “Underwriters”), have exercised the over-allotment option (the “Option”) granted to them. Pursuant to the Option, the Underwriters will acquire an additional 1,200,000 common shares at a price of US$12.70 per common share, for aggregate gross proceeds of approximately US$15.24 million, bringing the aggregate gross proceeds of the Offering to US$116.8 million. Closing of the Offering is scheduled for December 14, 2010.

The proceeds from the Offering will be used to complete the acquisition of the BYP gold-lead-zinc mine in China, for development at the GC mine in China and development at the Silvertip property in British Columbia, and for general corporate purposes.

The Corporation filed a prospectus supplement to its existing base shelf prospectus on December 7, 2010 with the securities regulatory authorities in each of the provinces of Canada, except Quebec, and made a similar filing with the U.S. Securities and Exchange Commission. You may obtain a copy of the base shelf prospectus and prospectus supplement filed in the United States from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York, 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com. You may obtain a copy of the base shelf prospectus and prospectus supplement filed in Canada from CIBC, fax 416-594-7242 or request a copy by telephone at 416-594-7270. You may obtain a copy of the base shelf prospectus and prospectus supplement filed in the United States from BMO Capital Markets Corp., Attention: Lori Begley, 3 Times Square, 27th Floor, New York, New York, 10036 (tel:212-885-4039). You may obtain a copy of the base shelf prospectus and prospectus supplements filed in Canada from BMO Capital Markets by contacting Investor Relations, Distribution Department, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 (tel: 416-363-6996 x224).

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Corporation has applied for a mining permit for its GC silver-lead-zinc mine in the Guangdong Province and recently announced the acquisition of a 70% interest in the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is in preparation of applying for a Small Mine Permit for the Silvertip silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Corporation’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy common shares nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary Note Regarding Forward-Looking Statements and Information:

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”,

“might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the completion of the Offering; the planned use of proceeds from the Offering; timing of receipt of permits and regulatory approvals; and development of the Corporation’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: the need to negotiate an underwriting agreement with the Underwriters and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed Offering; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Corporation; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Corporation’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Corporation’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors” and in the Corporation’s Short Form Base Shelf Prospectus dated August 11, 2010 as supplemented by the prospectus supplement dated December 7, 2010. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Corporation’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Corporation does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CONTACT INFORMATION:
Silvercorp Metals Inc.

Rui Feng
Chairman & CEO
(604) 669-9397 or Toll Free 1(888) 224-1881
Fax: (604) 669-9387

or

Silvercorp Metals Inc.
Lorne Waldman

Corporate Secretary
(604) 669-9397 or Toll Free 1(888) 224-1881
Fax: (604) 669-9387
investor@silvercorp.ca
www.silvercorp.ca

The information posted in news releases was accurate at the time of posting, but may be superseded by subsequent news releases.